Kingdom Koncrete, Inc.

4232 East Interstate 30

Rockwall, Texas 75087

(972) 771-4205

July 23, 2007

Mr. Edward M. Kelly

Ms. Jennifer R. Hardy

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Kingdom Koncrete, Inc.

Form SB-1

File No. 333-138194

Dear Mr. Kelly and Ms. Hardy:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form SB-1 to Friday, July 27, 2007 at 9:30 a.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/  Edward Stevens

Edward Stevens

President